Miller Energy Resources 9051 Executive Park Drive Suite 103 Knoxville, TN 37923 O: (865) 223-6575 F: (865) 691-8209 paul@millerenergyresources.com

November 18, 2011

'CORRESP'

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attention:	Robert Carroll
Ethan Horowitz, Branch Chief

Re:	Miller Energy Resources, Inc.
Form 10-K/A for the year ended April 30, 2010 Filed July 28,2010 Form 10-K/A for Fiscal Year Ended April 30, 2011
File No. 001-34732

Ladies and Gentlemen:

Miller Energy Resources, Inc. (the “Company”) is in receipt of the Staff’s comment letter dated October 28, 2011. Following are the Company’s responses to the Staff’s comments contained in such letter.

Form 10-K for Fiscal Year Ended April 30, 2010

Net Reserves at April 30, page 4

1.

In comment 3 of our July 26, 2011 letter we requested “…line item schedules for the projected unit production costs used in your third party reserve report and from the historical costs you cite.”  Your August 16, 2011 response included only a schedule of actual incurred costs for March, April, and May 2011.  Please furnish to us a similar schedule for the projected production costs used in your third party report.

RESPONSE: Please see the schedule provided herewith as Exhibit A.  Exhibit A shows a 2010 budget amount of $8.63mm ($721/M) compared to $720/M shown in the 4-30-2010 RED reserve report.  During this time the Osprey platform and Kustatan Production Facility were still shut-in as a result of the Pacific Energy bankruptcy and, at the time of the 4-30-2010 Ralph E. Davis Associates (“RED”) reserve report, we only had three months of data as a new operator and we knew operating cost would be lower than historical (Pacific Energy).

2.

In our prior comment 6, we asked for support for the proved undeveloped reserves attributed to the RU 17 location mapped in the Northern Setp Out 2 fault block.  You provided us with the results of a drill stem test which resulted in minimum amounts of recovery.  These results do not appear to be of sufficient magnitude to claim proved reserves.  Please amend your document to remove these reserve volumes or present evidence that recovery is reasonably certain (i.e., much more likely than not.)

RESPONSE:  Please see the comments provided by Ralph E. Davis Associates, our third-party independent petroleum engineers, along with the attachments referenced therein.  The comment letter is provided herewith as Exhibit B.

Exhibit 99.1

3.

We note that your third party engineering report presents probable and possible reserves estimates.  However, there is no such disclosure in your Form 10-K.  Either revise your Form 10-K to provide such information as set forth by Item 1202(a) of Regulation S-K or revise the exhibit to reduce the probable and possible reserves estimates.

RESPONSE:  Exhibit 99.1 has been revised to only include proved reserves.  The comment letter is provided herewith as Exhibit C.

Form 10-K/A for Fiscal Year Ended April 30, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 18. Correction of Immaterial Errors, pages F-27 through F-29

4.

We note you have recorded significant corrections for errors for the fiscal year ended April 30, 2010.  These corrections for fiscal 2010 appear to be material on an individual line item basis and also appear to have been recorded subsequent to the issuance of your audit report for fiscal 2010.  Please tell us:

•

if these corrections were audited by either your current or prior audit firm and, if so, please amend your filing to include an audit report that includes language indicating they have audited this footnote.  If neither audit firm has reviewed this footnote, the adjusted fiscal 2010 financials should be labeled as unaudited until an audit report can be filed;

•

how you have evaluated the materiality of these error corrections under SAB Topic 1:M; and

•

how your current disclosure complies with the Correction of an Error in Preivously Issued Financial Statements guidance pursuant to ASC 250-10-50.

RESPONSE:   Subsequent to the issuance of our audit report for the fiscal year ended April 30, 2010 (“fiscal 2010”), the Company identified errors related to our fiscal 2010 consolidated financial statements.  These error corrections were evaluated under SAB Topic 1:M for materiality.

The Company assessed each correction to determine whether in light of surrounding circumstances, the magnitude of the error was such that it was probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the error.

Consolidated Balance Sheet Line Item Corrections

A		B
Correction to cash and cash equiv	$243,793	Correction to prepaid expenses	$982,116
Total assets, as adjusted	500,341,971	Total assets, as adjusted	500,341,971
Correction as a percentage	0.0%	Correction as a percentage	0.2%

C		D
Correction to state prod credits rec	$1,107,000	Correction to long-lived assets	$(1,033,177)
Total assets, as adjusted	500,341,971	Total assets, as adjusted	500,341,971
Correction as a percentage	0.2%	Correction as a percentage	-0.2%

E		F
Correction to other assets	$(1,409,916)	Correction to accrued expenses	$268,227
Total assets, as adjusted	500,341,971	Total liabilities, as adjusted	223,137,082
Correction as a percentage	-0.3%	Correction as a percentage	0.1%

G		H
Correction to derivative liability	$(532,512)	Correction to notes payable	$(1,803,775)
Total liabilities, as adjusted	223,137,082	Total liabilities, as adjusted	223,137,082
Correction as a percentage	-0.2%	Correction as a percentage	-0.8%

I		J
Correction to deferred income taxes	$138,238	Correction to ARO	$355,570
Total liabilities, as adjusted	223,137,082	Total liabilities, as adjusted	223,137,082
Correction as a percentage	0.1%	Correction as a percentage	0.2%

K		L
Correction to APIC	$(23,319)	Correction to retained earnings	$1,487,388
Total stockholders' equity, as adjusted	277,204,889	Total stockholders' equity, as adjusted	277,204,889
Correction as a percentage	0.0%	Correction as a percentage	0.5%

A

The correction to cash resulted from our failure to consolidate an entity that we control.

B

The correction to prepaid expenses resulted from our failure to properly record warrants that were granted to a non-employee for professional service fees.

C

The correction to state production credits receivable was a reclassification to present state production credits receivable as a separate financial statement line item (rather than a component of other assets).

D

The correction to long-lived assets (which includes “oil and gas properties, net” and “equipment, net”) primarily resulted from our failure to properly calculate depletion expense in accordance with FASB ASC Topic 932 and the manner in which we accounted for state production credits, partially offset by our failure to capitalize an asset that was erroneously recorded as an expense.

E

The correction to other assets was primarily a reclassification to present state production credits receivable as a separate financial statement line item (rather than a component of other assets), partially offset by our failure to consolidate an entity that we control.

F

The correction to accrued expenses resulted from our failure to consolidate an entity that we control.

G

The correction to derivative liability resulted from our failure to properly adopt the transitional guidance of EITF 07-05 and the use of inappropriate inputs in our Black-Scholes calculations used to estimate the fair value of warrants with exercise reset provisions.

H

The correction to notes payable resulted from our failure to consolidate an entity that we control.

I

The correction to deferred income taxes resulted from a reclassification between current and deferred income taxes.

J

The correction to asset retirement obligation resulted from our failure to properly record an asset retirement obligation associated with our Tennessee properties.

K

The correction to additional paid-in capital resulted from errors in the valuation and timing of recognition for stock options and warrants granted to employees and non-employees and our failure to consolidate an entity we control.

L

The correction to retained earnings represents the correction to net income for fiscal 2010.

Consolidated Statement of Operations Line Item Corrections

M		N
Correction to oil and gas operating	$154,391	Correction to cost of other revenue	$(587,950)
Net income, as adjusted	250,940,566	Net income, as adjusted	250,940,566
Correction as a percentage	0.1%	Correction as a percentage	-0.2%

O		P
Correction to G&A	$(82,056)	Correction to DD&A	$715,306
Net income, as adjusted	250,940,566	Net income, as adjusted	250,940,566
Correction as a percentage	0.0%	Correction as a percentage	0.3%

Q		R
Correction to interest expense	$370,738	Correction to loss on derivatives, net	$2,561,577
Net income, as adjusted	250,940,566	Net income, as adjusted	250,940,566
Correction as a percentage	0.1%	Correction as a percentage	1.0%

S
Correction to income tax expense	$(1,245,238)
Net income, as adjusted	250,940,566
Correction as a percentage	-0.5%

M

The correction to oil and gas operating resulted from a reclassification of expenses erroneously classified in cost of other revenue (rather than oil and gas operating), partially offset by an item recorded as an expense that should have been capitalized.

N

The correction to cost of other revenue resulted from a reclassification of expenses erroneously classified in cost of other revenue (rather than oil and gas operating).

O

The correction to general and administrative resulted from errors in the manner in which state production credits were recorded partially offset by errors in the valuation and timing of expense recognition for employee and non-employee share based payments.

P

The correction to depreciation, depletion and amortization resulted from our failure to properly calculate depletion expense in accordance with FASB ASC Topic 932.

Q

The correction to interest expense resulted from our failure to consolidate an entity that we control.

R

The correction to loss on derivatives, net resulted from our failure to properly adopt the transitional guidance of EITF 07-05 and the use of inappropriate inputs in our Black-Scholes calculations used to estimate the fair value of warrants with exercise reset provisions.

S

The correction to income tax expense resulted primarily from an error in the manner in which we accounted for state production credits and a minor reclassification between current and deferred income taxes.

The Company recognizes that even though a misstatement of an individual amount may not cause the consolidated financial statements taken as a whole to be materially misstated, it may nonetheless render the consolidated financial statements taken as a whole to be materially misleading when aggregated with other misstatements.  Accordingly, the Company evaluated whether multiple misstatements, in light of quantitative and qualitative factors, caused the consolidated financial statements to be materially misstated taken as a whole.

Aggregated Misstatement Summary

Total assets, as reported	$500,452,155	Total liabilities, as reported	$224,711,334
Total assets, as adjusted	500,341,971	Total liabilities, as adjusted	223,137,082
Total correction	$110,184	Total correction	$1,574,252
Correction as a percentage	0.0%	Correction as a percentage	0.7%

Total equity, as reported	$275,740,821	Total revenue, as reported	$5,867,004
Total equity, as adjusted	277,204,889	Total revenue, as adjusted	5,867,004
Total correction	$(1,464,068)	Total correction	$-
Correction as a percentage	-0.5%	Correction as a percentage	0.0%

Net income , as reported	$249,453,180	EBITDA, as reported	$436,095,749
Net income, as adjusted	250,940,566	EBITDA, as adjusted	439,172,941
Total correction	$(1,487,386)	Total correction	$(3,077,192)
Correction as a percentage	-0.6%	Correction as a percentage	-0.7%

Diluted EPS, as reported	$11.58
Diluted EPS, as adjusted	11.65
Total correction	$0.07
Correction as a percentage	0.6%

Qualitative Factors

In the reporting periods subsequent to the Company’s significant Alaska acquisition in December 2009, users of the Company’s consolidated financial statements have been primarily focused on the Company’s ability to begin production on the acquired Alaskan oil and gas properties (i.e. convert the acquired assets to cash flow).

The GAAP operating income, profit before tax, and net income reported during the fiscal year ended April 30, 2010 (based on very limited production volumes in Alaska), are not metrics considered to bear significant importance to the Company’s perceived economic value, and accordingly, the errors in these reported metrics would not likely influence a user of the Company’s consolidated financial statements as they would be more focused on the timeline and success of the Company bringing these oil and gas properties on-line.  Further, external analysts primarily focus on Cash Flow per Share, Revenues and EBITDA, which is consistent with the key metrics used extensively by management for internal analysis and monitoring.

Additional qualitative considerations are as follows:

•

The errors did not alter or mask a change in earnings trends.

•

The errors had no impact on whether the Company met external expectations on reported results.  Given the significant Alaska acquisition in December 2009 and bringing those assets on-line, we believe investors were primarily focused on the Alaska asset valuation.  The errors had no impact on the Alaska asset valuation.

•

The majority of the errors were non-cash.  The errors related to the consolidated statement of operations and cash flows were primarily derived from measurements that were based on estimates and management judgment, such as depreciation and amortization of long-lived assets and the Black-Scholes estimated fair values of derivative instruments.

•

The errors related to the consolidated balance sheet were primarily related to balance sheet reclassifications and did not have a significant impact on the asset, liability or equity balances originally reported.

•

None of the errors were intentional.

•

None of the errors caused the Company to be in violation with regulatory requirements that would negatively impact the Company’s financial statements.

•

None of the errors impacted the Company’s compliance with loan covenants or other contractual requirements.

•

None of the errors impacted management’s compensation.

•

None of the errors resulted from the Company’s concealment of unlawful transactions.

Weighing of Positive and Negative Factors

The most significant negative factors indicating that the misstatements are material:

•

The corrections as a percentage of certain individual financial statement line items are high.

•

There were a significant number of correcting entries.

The most significant positive factors indicating that the misstatements are not material:

•

The aggregate impact of the corrections to total assets, total liabilities, total stockholders’ equity, net income, EPS and EBITDA are not quantitatively significant in relation to the consolidated financial statements.

•

The errors do not alter or mask a change in trends (a trend had not been established and would be difficult to discern given the operations and low level of production generated during the period).

•

The errors had no impact on the Alaska asset valuation.

Based on the total mix of quantitative and qualitative considerations outlined above, the Company and our prior audit firm concluded that the fiscal 2010 consolidated financial statements are not materially misstated and do not require restatement.

Per SAB Topic 1:N, correcting prior year financial statements for immaterial errors does not require previously filed reports to be amended. Accordingly, our prior audit firm did not amend their prior year audit report.  In addition, corrections for immaterial errors may be made the next time the registrant files the prior year financial statements. Accordingly, the Company included a footnote in the Form 10-K for the fiscal year ended April 30, 2011 to disclose the effect of the fiscal 2010 immaterial error corrections on each financial statement line item and the per-share amounts affected.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Paul W. Boyd
Paul W. Boyd

EXHIBIT A

Cook Inlet Energy, LLC
2010 Budget / Expenditure Report BY AREA

Jan thru Mar 2010

Cook Inlet Energy

April 28, 2010

Operating Year Operating Month	2010 Budget	West McArthur RL	West Foreland #1	West Foreland #2	Kustatan Field #1	Kustatan Facility	Redoubt Osprey	Three Mile Creek #1	Three Mile Creek #2	Sabre	Olson Creek	2010 To Date	Budget Balance
Operating Costs:													
Field Labor	1,458,284	273,608	19,947	19,947	-	9,974	9,974	-	-	-	-	334,450	1,190,844
Employee Med Insurance	528,000	88,106	6,447	6,447	-	3,225	3,225	-	-	-	-	107,447	420,553
Employee W/C Insurance	55,356	7,208	527	527	-	264	264	-	-	-	-	8,790	46,566
Employee Uniforms/Hats	6,000	615	-	-	-	-	-	-	-	-	-	615	5,385
Employee Food & Water	153,000	15,608	-	-	-	-	-	-	-	-	-	[illegible]	136,391
Contract Services	80,000	18,508	790	-	-	-	-	-	-	-	-	[illegible]	60,961
Employee Cook/Maid Service	81,000	27,742	-	-	-	-	-	-	-	-	-	27,742	53,258
Engineering Support	235,367	-	-	-	-	-	-	-	-	-	-	-	235,367
Safety Services (HSE)	305,000	43,351	-	-	-	46,425	41,576	-	-	-	-	[illegible]	185,550
Security Services	6,000	-	-	-	-	-	-	-	-	-	-	-	6,000
Communications	36,000	17,576	-	-	-	4,167	4,367	-	-	-	-	[illegible]	9,581
Transportation - Aviation / Trucking	111,500	33,333	5,851	-	-	-	5,817	-	-	-	-	[illegible]	66,509
Vehicle Maintenance / Fuel	64,000	11,167	-	-	-	-	-	-	-	-	-	11,167	[illegible]
Leasehold Rentals	170,087	-	-	-	-	-	17,076	-	-	-	26,289	[illegible]	104,675
Gas Expense	1,604,740	128,677	-	17,400	-	8,380	8,364	-	-	-	-	[illegible]	1,344,982
Misc Land Use Payments	800,000	-	-	-	-	121	77	-	-	-	-	[illegible]	798,701
Abanmt. Fund	1,174,781	-	-	-	-	-	-	-	-	-	-	-	1,174,781
Utilities Water	4,000	-	-	-	-	-	-	-	-	-	-	-	4,000
Facility Office Supplies	4,800	3,194	-	-	-	-	-	-	-	-	-	[illegible]	[illegible]
Surface Facility Rentals	18,000	675	-	-	-	875	875	-	-	-	-	1,724	16,176
Measurement & Testing	14,000	-	-	-	-	-	-	-	-	-	-	-	14,000
Safety Supplies	6,000	4,138	-	-	-	-	-	-	-	-	-	4,318	1,882
Equipment Rental & Service	60,000	1,442	9,888	-	-	-	-	-	-	-	-	[illegible]	[illegible]
Chemicals & Treatments	115,000	8,285	10,884	-	-	-	-	-	-	-	-	20,131	[illegible]
Wireline Services	27,000	-	25,548	-	-	-	-	-	-	-	-	25,548	1,453
Surface Materials	180,000	56,295	-	-	-	3,977	-	-	-	-	-	[illegible]	[illegible]
Turbine/Engine O&M	135,000	-	-	-	-	-	-	-	-	-	-	-	135,000
Property Tax	311,057	-	-	-	-	-	-	-	-	-	-	-	311,057
Production & Sever Tax	180,000	235	-	-	-	-	-	-	-	-	-	215	179,785
Commercial Insurance	587,585	394,358	23,587	23,557	-	18,764	30,768	-	-	-	-	[illegible]	[illegible]
Surface Repairs & Maint	30,809	-	-	-	-	-	-	-	-	-	-	-	30,809
Operating Costs Subtotal:	8,663,259	1,132,596	101,146	66,146	-	88,842	102,877	-	-	-	26,289	1,517,896	7,145,363
LOE Expenditure Percentage By Area		74.62%	6.66%	4.36%	0.00%	5.85%	6.78%	0.00%	0.00%	0.00%	1.73%		

* NOTE: ORRI Payments for Jan thru March are Estimates at this time

**NOTE: March State Royalty is an estimate at this time

[illegible]

[illegible]

1

EXHIBIT B

Redoubt – Why we think North Step Out will more likely than not be an oil well.

Ralph E. Davis Associates, Inc. personnel have been assessing oil and gas projects and properties in Alaska since the 1990’s.

Based on our interpretation of the data the Northern Step out (NSO2) to be drilled through the Hemlock formation will be an oil well with casing head gas volumes.

Well logs in the down dip S McArthur River 1A across the Hemlock demonstrate oil shows. The North Step out well is a location up-dip to these shows and therefore will more likely than not encounter productive oil zones. In addition an attempted DST recovered minute amounts of 26 degree API oil that is similar to the oil produced from the fault blocks to the south. On this basis, NSO2 was classified as proved.

The current structure map included shows the Mobil Oil Corp S McArthur River 1A was drilled west and down dip of the high. Our conclusion is that there will be oil up dip of this well.

The Resistivity and Sonic logs included in the data package indicate shows in the Upper, Middle and Lower Hemlock. The Computer log included with the data package shows the perforated intervals and results for the DST.

The following attachments are included:

•

Comp Log for depths 8950 to 12700

•

Structure Map of Redoubt Field Area

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

HDS

1:1200 Feet MD

File Name Smoar_river_1a	Company	MOBIL OIL CORP	
	Well Name	S MCARTHUR RIV 1A	
API No. 50733203610000	Field Name	Mid Grd Shoal/Trdng Bay	State Alaska
	County	GREATER_COOK_INLET	Country US
HDS 2000 - Copyright (c) 2004 Hydrocarbon Data Systems, Inc.	Location	7N 14W 1 0700FNL 1400FEL	Other Services

Permanent Datum	℄ To Mud line 153'	Elevation: .	Elevations
Logging Measured From		Elev. above P.D. .	KB ~~0~~ 164'
Drilling Measured From			DF 0
			GL 0

Date	1/11/2007 2:34:02 PM		
Run No.	1		
Depth-Driller	12857		
Depth-Logger	10000		
Btm. Log Interval	10000		
Top Log Interval	200		
Casing - Driller	200		
Casing - Logger	200		
Bit Size	7.825		
Type Fluid in Hole			
Den. / Vis.	9.2 / 50.0		
Ph / Fluid Loss	10.0 / 10.0		
Source of Sample			
Rm @ Meas. Temp.	1.0 @ 75.0		
Rmf @ Meas. Temp.	1.5 @ 75.0		
Rmc @ Meas. Temp.	2.0 @ 75.0		
Source: Rmf / Rmc			
Time Since Circ.	2.0		
Max. Rec. Temp.	197.3		
Recorded by			
Witnessed by			
Log Analysis by			

6	CALI (IN)	16	MD	.2	ILD (OHMM)	1000	60	CNS (%)	0
0	GR (GAPI)	120		.2	ILM (OHMM)	1000	100	DT (US/F)	60
-10	SP (mV)	140		.2	LLS (OHMM)	1000	1.65	RHOB (G/C3)	2.65
			1:1200 Feet						

9000
9100
9200

9300
9400
9500
9600
9700
9800
9900
10000
10100
10200

10300
10400
10500
10600
10700
10800
10900
11000
11100
11200
11300

11400
11500
11600
11700
11800
11900
12000
12100
12200
12300
12400
9.1#
Show reported
Pale yellow cut
DST 6 11825 - 12062
FI 135 min Rec
Spot Acid
DST 7

NORTH STEP OUT 2
NORTH STEP OUT 1
NORTHERN
T007N
CENTRAL
REDOUBT SHOAL
SOUTHERN
SOUTH STEP OUT
OSPREY
RU 8 (INJ)
RU 4B
RU 7
RU 2A
RU 5B
RU 3A (INJ)
35
36
31
32
33
2
1
6
5
4
11
12
7
8
9
14
13
18
17
16
23
24
19
21
26
25
30
29
28
-12000
-11500
-12500
-13000
-13500
-14000
-11000

Geologist: David Farmer
Date: 11-21-2008

1" = 1000'

C.I. = 100'

HMLK PRODUCERS

HMLK INJECTORS

PROPOSED WELL LOCATIONS

PACIFIC ENERGY RESOURCES, LTD
REDOUBT SHOAL FIELD
COOK INLET - ALASKA

DEVELOPMENT PLAN - 2009 DRILL WELLS

STR HEMLOCK (Seismic - PLP)

EXHIBIT C

COOK INLET ENERGY

ESTIMATED FUTURE RESERVES

AND INCOME

AS OF APRIL 30, 2010

SEC PARAMETERS

RALPH E. DAVIS ASSOCIATES, INC.

HOUSTON, TEXAS

May 4, 2010

Cook Inlet Energy

4141 B Street, Suite 302

Anchorage, Alaska 99503

Gentlemen

At the request of Miller Petroleum, Inc. (“Miller”), your parent company, in connection with Miller’s Annual Report to its shareholders, the firm of Ralph E. Davis Associates, Inc (“Davis”) of Houston, Texas USA has prepared an estimate of the oil and natural gas reserves on specific leaseholds in which Cook Inlet Energy (CIE) has interest for CIE and Miller. This report presents our estimate of the proved developed producing, proved developed non-producing and proved undeveloped reserves anticipated to be produced from those leaseholds and remaining as of April 30, 2010.  The subject properties are located in the State of Alaska, USA.  This report was completed on May 4, 2010.

Davis has reviewed 100% of CIE’s proved properties located in Alaska.  It is our opinion that these properties represent all of CIE’s oil and gas assets that may be classified as proved as per the Securities Exchange Commission directives as detailed later in this report.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10   Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.  A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of April 30, 2010, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report.  The present value is presented for your information and should not be construed as an estimate of the fair market value.

Cook Inlet Energy	May 4, 2010

The results of our study are summarized as follows:

Estimated Net Reserves and Income Data

Certain Leasehold Interests of

Cook Inlet Energy

As of April 30, 2010

	PROVED
	PRODUCING	NON-PRODUCING	UNDEVELOPED	EXPENSES	TOTAL

Net Reserves
Oil/Condensate-MBbls	1,695	855.772	7,679	0	10,230
Gas-MMCF	1,085	0	3,722	0	4,807

Income Data (M$)
Future Gross Revenue	$111,508.094	$51,975.816	$488,667.125	$ 0.000	$652,151.125
Ad Valorem Taxes	$ 1,201.370	$ 779.239	$ 6,986.688	$ 0.000	$ 8,967.296
Production Taxes	$ 53.461	$ 26.562	$ 261.076	$ 0.000	$ 341.100
Operating Costs	$ 1,808.960	$ 1,664.263	$ 13,133.929	$ 94,233.000	$110,840.148
Capital Costs	$ 275.000	$ 4,000.000	$ 45,950.000	$ 0.000	$ 50,225.000
Future Net Income (FNI)	$108,169.312	$45,505.746	$422,335.438	($94,233.000)	$481,777.406
FNI @ 10%	$ 75,596.359	$26,222.301	$267,256.594	($57,103.397)	$311,971.875

Note:  There are differences in the addition as a result of computer program rounding of numbers.

Crude oil volumes are expressed in standard 42 gallon barrels.  Gas volumes are expressed in thousand cubic feet (MCF) at the official temperature of 60 degrees Farenheit and pressure base of 14.73 psia.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by CIE. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, reservoir pressure and production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties if needed.  Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by CIE. No physical inspection of the properties was made nor any well tests conducted.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Firm #F-1529

Cook Inlet Energy	May 4, 2010

Operating cost data for the previous twelve month period for which data was available were provided by CIE along with an average of each property’s lease operating expense and well operating expense for the same time period.  This data was used to determine the direct cost of operation for each property or producing unit.

RESERVE ESTIMATES

The reserves presented in this report have been estimated using engineering and geological methods widely accepted in the industry.  For the proved developed producing, the estimates were made when considered to be definitive, using performance methods that utilize extrapolations of various historical data including, but not limited to, oil, gas and water production and pressure history.  For the other proved producing, proved behind pipe reserves and proved undeveloped reserves estimates were made using volumetric methods.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data.  The quantities presented herein are estimated reserves of oil that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty.  The reserves are calculated using acceptable methods and procedures and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates.

PRICING PROVISIONS

The unit price used throughout this report for crude oil, condensate and natural gas is based upon the appropriate price in effect the first trading day of each month from May 1, 2009 through April 1, 2010 and averaged for the year.

Crude Oil - The unit price used throughout this report for crude oil is based upon the average of prices for the above indicated period. An average crude oil price of $73.01 per barrel was held constant throughout the contract life of the property.  Prices for liquid reserves scheduled for initial production at some future date were estimated using current prices on the same properties.

Adjustments were made to this price as follows:

1.

Plus $0.995 for non-Redoubt crude.

2.

Minus $0.45 for Redoubt crude.

3.

Minus the ANS discount of $2.00/bbl was used.

4.

Minus a “CISPRI allowance” (a spill response coop) of $0.72/bbl in 2009 escalated at 5% annually.

5.

Minus a shipping charge of $1.184/bbl in 2003 escalated at 5% annually.

6.

Minus a pipeline tariff of $4.08/bbl.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Firm #F-1529

Cook Inlet Energy	May 4, 2010

Natural Gas - The unit price used throughout this report for natural gas is based upon the average of prices for the above indicated period. An average natural gas price of $3.957 per MMBTU was calculated then adjusted by the area differential calculated of $0.884 per MMBTU with a resultant area price of $4.841 per MMBTU.  This price was held constant throughout the life of the property.  Prices for gas reserves scheduled for initial production at some future date were estimated using current prices on the same properties

Costs – Drilling, operating and abandonment costs were supplied by CIE for each property and were held constant for this report.  These costs are based upon Authorities for Expenditure for the actual project or are estimated based upon comparison to similar work within the same area.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and taxes.  Estimated future capital for development costs was also deducted from gross income at the time it will be expended.  No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties.  Lease operating expense and/or capital costs for drilling and completion were held constant throughout the remaining contract life of the properties.

GENERAL

Cook Inlet Energy has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this investigation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

You should be aware that state regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimate may be based.

We have used all methods and procedures as it considered necessary under the circumstances to prepare this report.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to arrange a visit so that he can evaluate the assumptions made and the completeness and extent of the data available on which the estimates are made.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Firm #F-1529

Cook Inlet Energy	May 4, 2010

This report has been prepared for the exclusive use of Cook Inlet Energy and shall not be reproduced, distributed or made available to any other company without the written consent of Ralph E. Davis Associates, Inc.  Such consent will not be unreasonably withheld if the report is utilized in its entirety.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on its estimates of reserves and future income for the subject properties.

Very truly yours,
RALPH E. DAVIS ASSOCIATES, INC.

L. B. Branum, P.E.
Vice President

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Firm #F-1529

CERTIFICATE OF QUALIFICATION

I, Lloyd B. Branum, of 1717 St. James Place, Suite 460, Houston, Texas 77056 hereby certify:

1.

I am an employee of Ralph E. Davis Associates, Inc., that has prepared an estimate of the oil and gas reserves on specific leaseholds in which Cook Inlet Energy has certain interests.  The effective date of this evaluation is April 30, 2010.

2.

I am Licensed Professional Engineer by the State of Texas, P.E. License number 42019.

3.

I attended the University of Missouri at Rolla, Rolla, Missouri and graduated with a Bachelor of Science Degree in Petroleum Engineering in 1970.  I have in thirty seven years experience in the Petroleum Industry of which over thirty years experience are in the conduct of evaluation and engineering studies relating to both domestic U.S. oil and gas fields and international energy assets.

4.

I have prepared reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures and corporate strategic planning.  I personally supervised and participated in the evaluation of the Cook Inlet Energy  properties that are the subject of this report.

5.

I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Cook Inlet Energy or any affiliated organizations.

6.

A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from information, records and the files of the operator of the properties.

SIGNED: May 4, 2010.
Lloyd B. Branum, P.E.
Vice President
Ralph E. Davis Associates, Inc.

SECURITIES AND EXCHANGE COMMISSION

DEFINITIONS OF RESERVES

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application

§ 210.4-10   Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

Securities and Exchange Commission	Page 2
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves

 Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

Securities and Exchange Commission	Page 3
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas  Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate

The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate

The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

					RESERVE	LIFE	GROSS	GROSS	NET	NET	NET	SEV	AD VAL	OP	CAPITAL	CASH	DISC
FIELD	LEASE	RESERVOIR	OPERATOR	MAJOR	CATEGORY	INDEX	OIL	GAS	OIL	GAS	SALES	TAX	TAX	COST	COST	FLOW	@ 10%
						(YRS)	(BBLS)	(MMCF)	(BBLS)	(MMCF)	($)	($)	($)	($)	($)	($)	($)

WEST MCARTHUR RIVER	WMRU 6	HEMLOCK-SEG B	COOK INLET	OIL	PROVED PRODUCING	11.7	1,231,161	-	982,968	-	61,578,864	29,489	677,043	-	-	60,872,340	41,805,372
REDOUBT SHOAL	REDOUBT 04A	HEMLOCK CENTRAL FB	COOK INLET	OIL	PROVED UNDEVELOPED	17.3	1,321,895	-	1,196,315	-	72,770,288	40,675	1,090,944	2,326,535	2,300,000	67,012,132	40,711,360
REDOUBT SHOAL	REDOUBT 05A	HEMLOCK SOUTH FB	COOK INLET	OIL	PROVED UNDEVELOPED	14.5	1,124,721	-	1,017,873	-	62,235,480	34,608	933,013	1,979,509	2,400,000	56,888,364	37,628,652
REDOUBT SHOAL	REDOUBT 03A	HEMLOCK SOUTH FB	COOK INLET	OIL	PROVED UNDEVELOPED	14.4	1,124,721	-	1,017,872	-	62,257,528	34,608	933,344	1,979,509	4,600,000	54,710,064	35,910,716
REDOUBT SHOAL	REDOUBT NORTH STEPOUT	HEMLOCK NS02	COOK INLET	OIL	PROVED UNDEVELOPED	16.1	1,191,013	-	1,077,867	-	65,615,496	36,647	983,683	2,096,183	4,600,000	57,898,984	34,559,560
REDOUBT SHOAL	REDOUBT 02A	HEMLOCK SOUTH FB	COOK INLET	OIL	PROVED UNDEVELOPED	15.1	1,124,721	-	1,017,873	-	62,078,648	34,608	930,661	1,979,509	3,500,000	55,633,872	34,546,572
WEST MCARTHUR RIVER	WMRU 9	HEMLOCK-SEG B	COOK INLET	OIL	PROVED UNDEVELOPED	11.6	1,100,000	-	871,721	-	54,807,884	29,639	602,561	-	6,000,000	48,175,680	33,807,856
REDOUBT SHOAL	REDOUBT SOUTH STEPOUT	HEMLOCK SSO	COOK INLET	OIL	PROVED UNDEVELOPED	16.6	1,191,013	-	1,077,867	-	65,466,312	36,647	981,445	2,096,183	4,600,000	57,752,032	32,869,412
WEST MCARTHUR RIVER	WMRU 5	HEMLOCK-SEG B	COOK INLET	OIL	PROVED PRODUCING	11.7	755,796	-	603,433	-	37,802,568	20,517	415,603	-	-	37,366,448	25,662,210
REDOUBT SHOAL	REDOUBT 01	HEMLOCK	COOK INLET	OIL	PROVED NON PRODUCING	17.2	699,999	-	633,499	-	38,404,336	19,005	575,780	1,231,999	2,000,000	34,577,548	19,714,830
WEST MCARTHUR RIVER	WMRU 8	HEMLOCK-SEG C	COOK INLET	OIL	PROVED UNDEVELOPED	5.6	523,000	-	401,324	-	25,417,388	13,645	279,441	-	6,000,000	19,124,302	15,571,347
REDOUBT SHOAL	REDOUBT 07	HEMLOCK	COOK INLET	OIL	PROVED NON PRODUCING	11.3	245,605	-	222,272	-	13,571,477	7,557	203,459	432,265	2,000,000	10,928,197	6,507,471
WEST MCARTHUR RIVER	WMRU 1A	HEMLOCK-SEG A	COOK INLET	OIL	PROVED PRODUCING	2.8	80,000	-	60,221	-	3,823,974	1,807	42,044	-	275,000	3,505,123	3,153,506
WEST MCARTHUR RIVER	WMRU 7A	HEMLOCK-SEG A	COOK INLET	OIL	PROVED PRODUCING	9.9	61,183	-	48,494	-	3,048,848	1,649	33,519	-	-	3,013,681	2,206,829
WEST FORELAND	WF 1 (9200-9400)	WF#1 9200 & 9400` SAND	COOK INLET	GAS	PROVED PRODUCING	9.3	-	790,733	-	637,928	3,088,212	-	12,353	1,068,480	-	2,007,379	1,598,020
RAPTOR	RAPTOR 1	TYONEK	COOK INLET	GAS	PROVED UNDEVELOPED	10.7	-	3,819,000	-	3,341,625	16,176,808	-	177,945	577,500	10,600,000	4,821,363	1,470,797
WEST FORELAND	WF 2 LONG STRING	WF#2-9200` SAND	COOK INLET	GAS	PROVED PRODUCING	8.2	-	460,376	-	371,412	1,798,004	-	7,192	633,080	-	1,157,732	945,785
THREE MILE CREEK	THREE MILE CREEK 1	BELUGA/TYONEK	COOK INLET	GAS	PROVED PRODUCING	3.8	-	254,313	-	65,262	315,932	-	12,637	81,000	-	222,295	202,910
THREE MILE CREEK	THREE MILE CREEK 3	BELUGA/TYONEK	COOK INLET	GAS	PROVED UNDEVELOPED	4.8	-	1,482,168	-	380,354	1,841,293	-	73,652	99,000	1,350,000	318,642	180,375
KUSTATAN	KUSTATAN FIELD #1	TYONEK	COOK INLET	GAS	PROVED PRODUCING	3.3	-	5,639	-	4,906	23,749	-	95	10,000	-	13,654	11,223
THREE MILE CREEK	THREE MILE CREEK 2	BELUGA/TYONEK	COOK INLET	GAS	PROVED PRODUCING	0.7	-	17,257	-	4,428	21,438	-	858	14,400	-	6,181	6,052
WEST FORELAND	WF 2 SHORT STRING	WF#2-8500` SAND	COOK INLET	GAS	PROVED PRODUCING	0.2	-	1,640	-	1,346	6,515	-	26	2,000	-	4,489	4,455
REDOUBT SHOAL	REDOUBT 05	HEMLOCK	COOK INLET	OIL	PROVED PRODUCING	0.0	-	-	-	-	-	-	-	-	-	-	-
KUSTATAN FACILITY	KUSTATAN FACILITY EXPENSES		COOK INLET	OIL	PROVED	15.7	-	-	-	-	-	-	-	21,620,000	-	(21,620,000)	(11,226,233)
REDOUBT SHOAL	FIXED OPERATING COSTS	OSPREY PLATFORM	COOK INLET	OIL	PROVED EXPENSES	9.7	-	-	-	-	-	-	-	25,853,000	-	(25,853,000)	(17,656,712)
WEST MCARTHUR RIVER	FIXED OPERATING COSTS	HEMLOCK	COOK INLET	OIL	PROVED EXPENSES	11.7	-	-	-	-	-	-	-	46,760,000	-	(46,760,000)	(28,220,450)
						253.5	11,774,828	6,831,125	10,229,599	4,807,260	652,151,042	341,100	8,967,296	110,840,152	50,225,000	481,777,500	311,971,914